Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. You should read this discussion and analysis in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, as of and for the three and six months ended June 30, 2021. You should also read this discussion and analysis in conjunction with our audited consolidated financial statements, including the notes thereto, and the section titled “Risk Factors” included in our Registration Statement on Form F-1, as amended (Registration Nos. 333-256796 and 333-257371) (the “Registration Statement”).

Our unaudited condensed consolidated interim financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. The terms “dollar,” “USD” or “$” refer to U.S. dollars. We have made rounding adjustments to some of the figures included in this discussion. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Unless otherwise indicated or the context otherwise requires, all references in this discussion and analysis to “GH Research” or “GH,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to GH Research PLC and its consolidated subsidiary.

Overview

We are a clinical-stage biopharmaceutical company dedicated to transforming the treatment of psychiatric and neurological disorders. Our initial focus is on developing our novel and proprietary 5-Methoxy-N,N-Dimethyltryptamine, or 5-MeO-DMT, therapies for the treatment of patients with Treatment-Resistant Depression, or TRD. Our portfolio currently includes GH001, our proprietary inhalable 5-MeO-DMT product candidate which is delivered via a vaporization device produced by a third party, and GH002, our proprietary injectable 5-MeO-DMT product candidate. We have completed a Phase 1 healthy volunteer clinical trial, in which administration of GH001 via inhalation was observed to be well tolerated at the investigated single dose levels and in an individualized dosing regimen with intra-subject dose escalation within a single day. GH001 is currently being investigated in the Phase 2 part of an ongoing Phase 1/2 clinical trial in patients with TRD. Based on observed clinical activity, we believe that administration of a single dose of GH001 has the potential to induce ultra-rapid remissions as measured by the Montgomery-Åsberg Depression Rating Scale, or MADRS, in certain patients, driven by the ultra-rapid onset of psychoactive effects (commonly within seconds) and an intense and short-lived (commonly five to 30 minutes) initial psychoactive experience. The goal of the ongoing Phase 2 part of the trial is to assess whether an individualized dosing regimen with intra-subject dose escalation within a single day can further increase the MADRS remission rate as compared to a single dose of GH001.

We have incurred recurring operating losses since inception, including net losses of $3,275 thousand, $310 thousand and $446 thousand for the six months ended June 30, 2021 and the years ended December 31, 2019 and 2020, respectively. As of June 30, 2021, we had an accumulated deficit of $4.1 million. We expect to incur significant expenses and operating losses for the foreseeable future as we expand our research and development activities. In addition, our losses from operations may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our clinical trials and our expenditures on other research and development activities. We anticipate that our expenses will increase significantly in connection with our ongoing activities, as we:

•	continue to develop and conduct clinical trials, including in expanded geographies such as the United States, for GH001, our inhalable 5-MeO-DMT product candidate, and GH002, our injectable 5-MeO-DMT product candidate, for our initial indications and additional potential indications;

•	continue both the technical development and expansion of our external manufacturing capabilities for our current product candidates GH001 and GH002 and of the medical devices required to deliver these product candidates;

•	initiate and continue research and development, including nonclinical, clinical, and discovery efforts for any future product candidates;

•	seek to identify additional product candidates;

•	seek regulatory approvals for our product candidates GH001 and GH002, including the medical devices required to deliver these product candidates, or any other product candidates that successfully complete clinical development;

•	add operational, financial and management information systems and personnel, including personnel to support our product candidate and device development and help us comply with our obligations as a public company;

•	hire and retain additional personnel, such as clinical, quality control, scientific, commercial, sales, marketing and administrative personnel;

•	continue to prepare, file, prosecute, maintain, protect and enforce our intellectual property rights and claims;

•	establish sales, marketing, distribution, manufacturing, supply chain and other commercial infrastructure in the future to commercialize various products for which we may obtain regulatory approval;

•	comply with ongoing regulatory requirements for products approved for commercial sale, if ever;

•	acquire or in-license other product candidates, medical devices to deliver our product candidates, and other technologies; and

•	incur increased costs as a result of operating as a public company.

In addition, as we progress toward marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales, and distribution.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions. We cannot be certain that additional funding will be available on acceptable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back, or discontinue the development and commercialization of one or more of our product candidates or other research and development initiatives, which could have a material adverse effect on our business, results of operations, and financial condition. We will need to generate significant revenue to achieve profitability, and we may never do so.

We are subject to a number of risks comparable to those of other similar companies, including dependence on key individuals; the need to develop product candidates with the required safety and efficacy profile and which support regulatory approval and are commercially viable; competition from other companies, many of which are larger and better capitalized; and the need to obtain adequate additional financing to fund the development of our product candidates.

Business Updates

Corporate Updates

In June 2021, we completed our initial public offering, in which we issued and sold an aggregate of 11,499,999 ordinary shares, including those issued and sold pursuant to the exercise in full of the underwriters’ option to purchase additional ordinary shares, at a price of $16.00 per share. The net proceeds of the offering were $167.7 million, after deducting underwriting discounts and offering expenses payable by us.

Today we announced that Dermot Hanley and Dr. Duncan Moore have been appointed to our Board of Directors as non-executive directors effective September 24, 2021, expanding the Board to five members. Mr. Hanley and Dr. Moore will also serve as members of the Audit Committee. Mr. Hanley is an experienced independent non-executive director and investment banker, having previously served as Co-Head of Coverage for Barclays Bank Ireland and having spent 16 years in international investment banking and capital markets roles with major global firms, including Claret Capital, JP Morgan, Deutsche Bank and Citibank. Dr. Moore is currently a partner at East West Capital Partners. Prior roles included 17 years as a top-ranked pharmaceutical analyst at Morgan Stanley, including 11 years as a Managing Director leading the firm's global healthcare equity research team.

Clinical Development Updates

GH001, our inhalable 5-Methoxy-N,N-Dimethyltryptamine (5-MeO-DMT) product candidate, is currently being investigated in the Phase 2 part of an ongoing open-label, single-arm Phase 1/2 clinical trial in patients with Treatment-Resistant Depression (TRD). Based on the observed clinical activity in the Phase 1 part of the trial, we believe that administration of a single dose of GH001 has the potential to induce ultra-rapid remissions as measured by the Montgomery–Åsberg Depression Rating Scale, or MADRS, in certain patients. The goal of the ongoing Phase 2 part, which we expect to complete in the fourth quarter of 2021, is to assess whether an individualized dosing regimen with intra-subject dose escalation within a single day can further increase the MADRS remission rate as compared to a single dose of GH001.

We have previously announced the plan to conduct a clinical pharmacology trial in healthy volunteers to further elucidate the pharmacokinetic profile of GH001. This trial has been initiated and is expected to be completed in the fourth quarter of 2021.

Pending completion of the aforementioned studies, we plan to request a pre-IND meeting with the FDA and a Scientific Advice meeting with the EMA and plan to initiate a multi-center, randomized, controlled Phase 2b trial in TRD.

Given GH001's mechanism of action, we believe that GH001 may confer beneficial effects as an earlier line of treatment in MDD, including potential to serve as a front-line treatment, as well as in other psychiatric and neurological disorders with unmet medical need. We plan to initiate proof-of-concept Phase 2a trials in two such disorders.

GH002, our injectable 5-MeO-DMT product candidate, is currently in preclinical development. We anticipate developing GH002 in indications within our focus area of psychiatric and neurological disorders.

COVID-19 Business Update

With the global spread of the ongoing COVID-19 pandemic in 2021, we have followed guidance issued by national and local governments to address and mitigate the impact of the COVID-19 pandemic on our employees and our business, including our nonclinical studies and clinical trials. We are focused on the health and safety of our employees, and have, among other things, implemented a work-from-home policy and eliminated nonessential business travel. While we are experiencing limited financial impacts at this time, the extent of the impact of the COVID-19 pandemic on our business, operations and development timelines and plans remains highly uncertain. The overall disruption of global healthcare systems and the other risks and uncertainties associated with the pandemic as well as any economic slowdown as a result of the COVID-19 pandemic, could materially and adversely affect our business, financial condition and results of operations. We continue to closely monitor the COVID-19 pandemic as we evolve our business continuity plans, clinical development plans and response strategy.

In addition, our planned clinical trials have been and may continue to be affected by the COVID-19 pandemic, including (i) delays or difficulties in enrolling and retaining patients in our planned clinical trials, including patients that may not be able or willing to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services; (ii) delays or difficulties in clinical site initiation, including difficulties in recruiting and retaining clinical site investigators and clinical site staff as well as closures of trial sites; (iii) diversion or prioritization of healthcare resources away from the conduct of clinical trials and towards the COVID-19 pandemic, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials, and because, who, as healthcare providers, may have heightened exposure to COVID-19 and adversely impact our clinical trial operations; (iv) interruption of our future clinical supply chain or key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal, state/provincial or municipal governments, employers and others; and (v) limitations in outsourced third-party resources that would otherwise be focused on the conduct of our planned clinical trials, including because of sickness of third-party personnel or their families, or the desire of third-party personnel to avoid contact with large groups of people.

Results of Operations

Comparison of the Three Months Ended June 30, 2021 and 2020

The following table summarizes our results of operations for the three months ended June 30, 2021 and 2020 (in thousands):

	Three Months Ended June 30,		Change
	2021	2020
Operating Expenses:
Research and development	$(1,954)	$(39)	$(1,915)
General and administrative	(719)	(3)	(716)
Loss from operations	(2,673)	(42)	(2,631)
Finance expense	(6)	—	(6)
Foreign currency translation differences	554	—	554
Loss for the period	$(2,125)	$(42)	$(2,083)

Research and Development Expenses

The following table summarizes our research and development expenses for the three months ended June 30, 2021 and 2020 (in thousands):

	Three Months Ended June 30,		Change
	2021	2020
External costs	$(1,727)	$(39)	$(1,688)
Employee expenses	(225)	—	(225)
Depreciation of property, plant and equipment	(2)	—	(2)
Research and development	$(1,954)	$(39)	$(1,915)

Research and development expenses increased by $1,915 thousand from $39 thousand for the three months ended June 30, 2020, to $1,954 thousand for the three months ended June 30, 2021. The increase was primarily due to increased external costs relating to our technical developments and clinical trials and employee expenses relating to the hiring of personnel in our research and development team to support the requirements of increased clinical activities.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the three months ended June 30, 2021 and 2020 (in thousands):

	Three Months Ended June 30,		Change
	2021	2020
General and administrative	$(719)	$(3)	$(716)

General and administrative expenses increased by $716 thousand from $3 thousand for the three months ended June 30, 2020, to $719 thousand for the three months ended June 30, 2021. The increase was primarily due to costs incurred in preparation for our initial public offering, including increased costs associated with compliance with exchange listing and SEC requirements as a public company, and the hiring of personnel in our general and administrative functions to support our growth initiatives.

Finance expense

Our financial expense increased to $6 thousand for the three months ended June 30, 2021 from $nil for the three months ended June 30, 2020.

Foreign currency translation differences

Foreign currency translation gains increased to $554 thousand for the three months ended June 30, 2021, from $nil for the three months ended June 30, 2020.

Comparison of the Six Months Ended June 30, 2021 and 2020

The following table summarizes our results of operations for the six months ended June 30, 2021 and 2020 (in thousands):

	Six Months Ended June 30,		Change
	2021	2020
Operating Expenses:
Research and development	$(2,646)	$(50)	$(2,596)
General and administrative	(1,167)	(11)	(1,156)
Loss from operations	(3,813)	(61)	(3,752)
Finance expense	(6)	—	(6)
Foreign currency translation differences	544	—	544
Loss for the period	$(3,275)	$(61)	$(3,214)

Research and Development Expenses

The following table summarizes our research and development expenses for the six months ended June 30, 2021 and 2020 (in thousands):

	Six Months Ended June 30,		Change
	2021	2020
External costs	$(2,314)	$(50)	$(2,264)
Employee expenses	(329)	—	(329)
Depreciation of property, plant and equipment	(3)	—	(3)
Research and development	$(2,646)	$(50)	$(2,596)

Research and development expenses increased by $2,596 thousand from $50 thousand for the six months ended June 30, 2020, to $2,646 thousand for the six months ended June 30, 2021. The increase was primarily due to increased external costs relating to our technical developments and clinical trials and employee expenses relating to the hiring of personnel in our research and development team to support the requirements of increased clinical activities.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the six months ended June 30, 2021 and 2020 (in thousands):

	Six Months Ended June 30,		Change
	2021	2020
General and administrative	(1,167)	(11)	(1,156)

General and administrative expenses increased by $1,156 thousand from $11 thousand for the six months ended June 30, 2020, to $1,167 thousand for the six months ended June 30, 2021. The increase was primarily due to costs incurred in preparation for our initial public offering, including increased costs associated with compliance with exchange listing and SEC requirements as a public company, and the hiring of personnel in our general and administrative functions to support our growth initiatives.

Finance expense

Our financial expense increased to $6 thousand for the six months ended June 30, 2021 from $nil for the six months ended June 30, 2020.

Foreign currency translation differences

Foreign currency translation gains increased to $544 thousand for the six months ended June 30, 2021, from $nil for the six months ended June 30, 2020.

Liquidity and Capital Resources

Sources of Liquidity

We have incurred operating losses since inception, and we have not generated any revenue from any product sales or any other sources. We have not yet commercialized any of our product candidates, which are in various phases of technical and clinical development, and we do not expect to generate revenue from sales of any products for several years, if at all. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions. We have funded our operations to date primarily through equity financings, including our initial public offering. As of June 30, 2021, we had cash of $292.6 million.

In June 2021, we completed our initial public offering, in which we issued and sold an aggregate of 11,499,999 ordinary shares, including those issued and sold pursuant to the exercise in full of the underwriters’ option to purchase additional ordinary shares. The net proceeds of the offering were $167.7 million, after deducting underwriting discounts and offering expenses payable by us.

In April 2021, we issued 25,379,047 Series B preferred shares (which were redesignated into 10,151,618 ordinary shares prior to the closing of the initial public offering). The net proceeds of this issuance were $118.8 million, after deducting estimated directly attributable transaction costs payable by us.

We plan to continue to fund our operating and capital funding needs through the net proceeds of our public offerings, additional equity financings and/or other forms of financing. We may also consider pursuing strategic partnerships for clinical development and commercialization of our product candidates.

Cash Flows

The following table provides information regarding our cash flows for the six months ended June 30, 2021 and 2020 (in thousands):

	Six Months Ended June 30,		Change
	2021	2020
Net cash flows used in operating activities	$(1,768)	$(104)	$(1,664)
Net cash flows used in investing activities	(35)	—	(35)
Net cash flows from financing activities	289,220	—	289,220
Net increase/(decrease) in cash	$287,417	$(104)	$287,521

Net Cash Flows Used in Operating Activities

Net cash flows used in operating activities increased to $1,768 thousand for the six months ended June 30, 2021 from $104 thousand for the six months ended June 30, 2020, an increase of $1,031 thousand. The increase was primarily due to a $3.2 million increase in loss from operations, offset by an increase in changes to working capital of $1.5 million.

Net Cash Flows Used in Investing Activities

Net cash flows used in investing activities increased to $35 thousand for the six months ended June, 2021 from $nil for the six months ended June 30, 2020. The increase was due to purchase of property, plant and equipment.

Net Cash Flows from Financing Activities

Net cash flows from financing activities increased to $289.2 million for the six months ended June 30, 2021 from $nil for the six months ended June 30, 2020. The increase was due to the proceeds from the issuance of Series B preferred shares and our initial public offering.

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing research and development activities, particularly as we advance the technical development work, nonclinical studies and clinical trials of our product candidates and the medical devices required to deliver such product candidates. In addition, if we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to sales, marketing, manufacturing and distribution. Accordingly, we expect to finance our cash needs through a combination of equity offerings, debt financings, convertible debt financings, strategic collaborations and licensing arrangements. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves. Our future capital requirements will depend on many factors, which are outlined in our Registration Statement and this discussion and analysis.

Critical Accounting Policies and Significant Judgments and Estimates

There have been no material changes to the significant accounting policies and significant judgments and estimates from those described in the section in the Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates” with the exception of the accounting for the share-based compensation expense as described in note 2, “Basis of preparation, significant judgments, and accounting policies” in the notes to our unaudited condensed consolidated interim financial statements.

Emerging Growth Company Status

On April 5, 2012, the JOBS Act was enacted. As an emerging growth company, or EGC, under the JOBS Act, we may delay the adoption of certain accounting standards until such time as those standards apply to private companies. Other exemptions and reduced reporting requirements under the JOBS Act for EGCs include presentation of only two years of audited financial statements in a registration statement for an initial public offering, an exemption from the requirement to provide an auditor’s report on internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002. Additionally, the JOBS Act provides that an EGC can take advantage of an extended transition period for complying with new or revised accounting standards. This transition period is only applicable under U.S. GAAP. As a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required or permitted by the International Accounting Standards Board. This allows an EGC to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we intend to rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis.

We will remain classified as an EGC until the earlier of (1) the last day of the fiscal year (i) in which we have total annual gross revenue of $1.07 billion; (ii) following the fifth anniversary of the date of the completion of the offering; or (iii) in which we are deemed to be a “large accelerated filer,” which requires the market value of our ordinary shares that is held by non-affiliates to exceed $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three-year period.

Recently Issued Accounting Pronouncements

As disclosed in note 2 to our unaudited condensed consolidated interim financial statements, there are no standards issued but not yet adopted which will have an impact on our unaudited condensed consolidated interim financial statements.

Cautionary Statement Regarding Forward-Looking Statements

This discussion contains statements that are, or may deemed to be, forward-looking statements. All statements other than statements of historical fact included in this discussion, including statements regarding our future results of operations and financial position, business strategy, product candidates, research pipeline, ongoing and currently planned preclinical studies and clinical trials, regulatory submissions and approvals, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this discussion can be identified by the use of forward-looking words such as ‘‘may,’’ ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘estimate,’’ ‘‘will,’’ ‘‘potential’’ and ‘‘ongoing,’’ among others.

Forward-looking statements appear in a number of places in this discussion and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section in the Registration Statement titled ‘‘Risk Factors’’. These risks and uncertainties include, among others, factors relating to:

•	the timing, progress and results of developing and conducting clinical trials for our GH001 and GH002 product candidates and the medical devices required to deliver these product candidates for our initial and potential additional indications;

•	our efforts to expand into other jurisdictions such as the United States and in the European Union;

•	our expectations related to the technical development and expansion of our external manufacturing capabilities for our GH001 and GH002 product candidates as well as the medical devices required to deliver these product candidates;

•	our reliance on the success of our GH001 and GH002 product candidates;

•	the timing, scope or likelihood of regulatory filings and approvals by the FDA, EMA or other comparable foreign regulatory authorities, for our GH001 and GH002 product candidates and our initial and potential additional indications;

•	our expectations regarding the size of the eligible patient populations for our GH001 and GH002 product candidates, if approved for commercial use;

•	our ability to identify third-party clinical sites to conduct trials and our ability to identify and train appropriately qualified therapists to administer our investigational therapy;

•	the effect of the COVID-19 pandemic on aspects of our business or operations, including delays in the regulatory approval process, contracting with clinical sites and engaging in clinical trials;

•	our ability to implement our business model and our strategic plans for our business and GH001 and GH002 product candidates;

•	our ability to identify, develop or acquire and obtain approval by the FDA, EMA or other comparable foreign regulatory authorities of medical devices required to deliver our GH001 and GH002 product candidates;

•	our commercialization and marketing capabilities and strategy;

•	the effects of undesirable clinical trial outcomes and potential adverse public perception regarding the use of 5-MeO-DMT and psychedelics generally on the regulatory approval process and future development of our product;

•	the pricing, coverage and reimbursement of our GH001 and GH002 product candidates, if approved;

•	the scalability and commercial viability of our manufacturing methods and processes;

•	the rate and degree of market acceptance and clinical utility of our GH001 and GH002 product candidates;

•	our reliance on third-party suppliers for our nonclinical study and clinical trial drug substance and product candidate supplies, as well as key raw materials used in our manufacturing processes;

•	our ability to establish or maintain collaborations or strategic relationships or obtain additional funding;

•	our expectations regarding potential benefits of our GH001 and GH002 product candidates and our approach generally;

•	our expectations around regulatory development paths and with respect to Controlled Substances Act designation;

•	the scope of protection we and any current or future licensors or collaboration partners are able to establish and maintain for intellectual property rights covering our GH001 and GH002 product candidates;

•	our ability to operate our business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties;

•	our ability to protect our intellectual property rights, including enforcing and defending intellectual property-related claims;

•	regulatory developments in the United States, under the laws and regulations of the European Union and other jurisdictions;

•	developments and projections relating to our competitors and our industry;

•	our ability to remediate our material weaknesses in our internal control over financial reporting, as described in our Registration Statement;

•	our expectations related to the use of proceeds from our initial public offering and the amount of time that our existing cash, together with the net proceeds from our initial public offering, will be sufficient to fund our operations and capital expenditures;

•	our estimates regarding expenses, capital requirements and needs for additional financing;

•	our ability to effectively manage our anticipated growth;

•	our ability to attract and retain qualified employees and key personnel;

•	whether we are classified as a Passive Foreign Investment Company for current and future periods;

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act and as a foreign private issuer;

•	the future trading price of the ordinary shares and impact of securities analysts’ reports on these prices; and

•	other risks and uncertainties, including those listed under the caption titled ‘‘Risk Factors’’ in the Registration Statement.

These forward-looking statements speak only as of the date of this discussion and are subject to a number of risks, uncertainties and assumptions described under the section in the Registration Statement titled ‘‘Risk Factors’’ and elsewhere in this discussion. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

In addition, statements that ‘‘we believe’’ and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this discussion, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.